UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

G2Link, LLC d/b/a Trust Exchange

Legal status of Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Pennsylvania

    Date of Organization:

    January 24, 2011

Physical Address of Issuer:

24 Veterans Square, Media, PA 19063, United States

Website of Issuer:

https://trustexchange.com

Current Number of Employees:

5

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)*
Total Assets	$24,341	$119,669
Cash & Cash Equivalents	$2,458	$5,109
Accounts Receivable	$10,700	$2,000
Current Liabilities	$217,956	$460,882
Long-Term Liabilities	$192,440	$725,000
Revenues/Sales	$46,579	$28,867
Cost of Goods Sold*	$127,477	$181,016
Taxes Paid	$0	$0
Net Income/(Loss)	$(628,595)	$(1,577,459)

*Cost of Revenues

TABLE OF CONTENTS


July 1, 2024

G2Link, LLC




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by G2Link, LLC d/b/a as Trust Exchange ("**Trust Exchange,**" the "**Issuer**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Issuer as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Issuer is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://trustexchange.com no later than 120 days after the end of each fiscal year covered by the report. The Issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Issuer or another party or (5) the liquidation or dissolution of the Issuer.


The date of this Form C-AR is July 1, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuer's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Issuer has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuer's control) and assumptions. Although the Issuer believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuer to predict all of them. Except as required by law, the Issuer undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Issuer has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

G2Link, LLC
_____
(Issuer)

By:/s/Edward J. Sullivan IV
_____
(Signature)

Edward J. Sullivan IV
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Edward J. Sullivan IV
_____
(Signature)

Edward J. Sullivan IV
_____
(Name)

Manager
_____
(Title)

July 1, 2024
_____
(Date)

/s/ Paul Thompson III
_____
(Signature)

Paul Thompson III
_____
(Name)

Manager
_____
(Title)

July 1, 2024
_____
(Date)

/s/ David Locala
_____
(Signature)

David Locala
_____
(Name)

Manager
_____
(Title)

July 1, 2024
_____
(Date)

/s/ Lance Walter
_____
(Signature)

Lance Walter
_____
(Name)

Manager
_____
(Title)

July 1, 2024
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
July 1, 2024

G2Link, LLC



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

G2Link, LLC, doing business as Trust Exchange, provides a business information gateway that allows for the exchange and verification of mission-critical information with partners, suppliers and third parties. Trust Exchange offers a cloud-based, secure, and scalable platform with high configurability and customization. With a unique approach of peer to peer crowdsourcing, Trust Exchange allows customers to automate compliance and regulatory management with high accuracy and real-time data. Trust Exchange is currently serving financial institutions, government, and businesses nationwide.

The Issuer is a Pennsylvania limited liability company formed on January 24, 2011 and is headquartered in Pennsylvania. The Issuer sells its products and services in the United States.

The Issuer's website is https://trustexchange.com.

The Issuer, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2023. We have filed this report as of the filing date above, and the report may be found on the Issuer's website.

The information on the Issuer available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Issuer to identify risks that are specific to its business and financial condition. The Issuer is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Issuer's Business and Industry

Global crises and geopolitical events, including without limitation, COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer has on hand may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure additional funds. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, a lack of revenues from sales, as well as the inherent business risks associated with the Issuer and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

We may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of its board of directors, executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our board of directors, executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we are unsuccessful in adding users of our platform, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer a platform that allows for the exchange and verification of mission-critical information with partners, suppliers and third parties. The amount of users of our platform and our client's level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our platform and the services offered. If clients do not perceive our platform or services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Issuer is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

G2Link, LLC, doing business as Trust Exchange, provides a business information gateway that allows for the exchange and verification of mission-critical information with partners, suppliers and third parties. Trust Exchange offers a cloud-based, secure, and scalable platform with high configurability and customization. With a unique approach of peer to peer crowdsourcing, Trust Exchange allows customers to automate compliance and regulatory management with high accuracy and real-time data. Trust Exchange is currently serving financial institutions, government, and businesses nationwide.

The Issuer is a Pennsylvania limited liability company formed on January 24, 2011 and is headquartered in Pennsylvania. The Issuer sells its products and services in the United States.

Business Plan

The Issuer plans to significantly expand its business by increasing sales and marketing and investing in technology and product development. Any capital we raise in the future will empower us to expand our technology and product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Trust Exchange Platform	Software platform that enables clients to create custom expert networks that allows them to invite, collaborate and exchange key business information between their clients and their key relationships (customers, partners or vendors).	Banks, credit unions and local governments; Private label for resell

Competition

The markets in which our products are sold are highly competitive. The functions of the Trust Exchange platform are usually performed by accounting departments. Our largest competition by far are from home grown spreadsheets and manual systems. In highly regulated industries such as banking and pharmaceuticals, organizations may use purpose-built accounting or compliance systems such as VenMinder or NContracts.

Customer Base

Our current customer base consists of banks, credit unions and local governments. We also have customers and partners who private label our platform and then resell it.

Supply Chain

Although the Issuer is dependent upon certain third party vendors, such as AWS, MongoDB and Google Cloud, the Issuer has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Issuer does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause significant short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5243006	"TRUST EXCHANGE"	Service Mark	September 27, 2016	July 11, 2017	USA
6803621	"COLLABORATIVE COMPLIANCE"	Service Mark	July 16, 2021	July 26, 2022	USA
7116246	"TRUST EXCHANGE COMPLIANCE CLOUD"	Service Mark	August 25, 2021	July 18, 2023	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Issuer employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is involved in litigation in the Philadelphia Court of Common Pleas (Case No. 220501165) with a former vendor regarding a breach of contract action related to approximately $175,000 of fees charged to the Issuer. The Issuer denies the alleged claims. The parties have unsuccessfully attempted to resolve the matter through mediation. In March 2024, the court denied summary judgment to the plaintiff and the case is scheduled to go to trial. No trial date has been set.

In addition, a third party assignee from a vendor in bankruptcy obtained a default judgment against the Issuer for approximately $93,000 in the Court of Common Pleas of Delaware County. The assignee holds a lien against the Issuer for this amount.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Edward J. Sullivan IV	CEO, Founder and Manager	CEO, Founder and Manager of G2Link, LLC, 2011 – Present Responsible for strategy and general CEO responsibilities. Chairman and Founder of Aria Systems, Inc., 2002 – Present Responsible for board oversight.	Drexel University, B.S., Electrical Engineering, 1990
James V. Mahoney	Vice President of Finance	Vice President of Finance of G2Link, LLC, 2021 – Present Responsible for finance, accounting, human resources and risk management	Villanova University School of Law, Masters in Taxation, 1990; Saint Joseph's University, B.S., Accounting, 1984
Claude T. Tolbert, III	Vice President of Business Development	Vice President of Business Development of G2Link, LLC, 2013 – Present Responsible for strategic development and leading Issuer through organic and inorganic growth. Principal of Three Sticks Management Group, 2009 – Present Responsible for providing consulting services in the telecom industry. Board of Directors for Utility Telecom Group, 2016 – Present Responsible for board oversight.	Stanford University Graduate School of Business, M.B.A., 1999; Harvard University, B.A., Economics, 1994

Susan Kamins	Vice President of Customer Success	Vice President of Customer Success of G2Link, LLC, 2015 – Present Responsible for working with customers to ensure a successful customer experience.	Antioch University, M.A., Change Leadership and Environmental Policy, 2013; Antioch College, B.S., Biology and Environmental Science, 1992
Madeline Sullivan	Digital Media Manager	Digital Media Manager of G2Link, LLC, 2020 – Present Responsible for public relations, content and messaging strategy, along with marketing execution.	Wheaton College, B.A., Neuroscience, 2017
Paul Thompson III	Manager	Manager of G2Link, LLC, 2011 – Present Responsible for board oversight. Director of Lee Development Group, 2017 – Present Responsible for board oversight. Director of Logan Coal & Timber Association, 2018 – Present Responsible for board oversight.	University of Pennsylvania, B.S., Engineering, 1972
David Locala	Manager	Manager of G2Link, LLC, 2011 – Present Responsible for board oversight. Self-Employed, 2022 – Present Responsible for providing advisory services. Managing Director and Global Head of Technology M&A at Citigroup Global Markets Inc., 2015 – 2022 Responsible included advising technology companies on corporate mergers and acquisitions, as well as capital-raising and other investment banking transactions.	University of Virginia, B.S., Commerce, 1989

Lance Walter	Manager	Manager of G2Link, LLC, 2020 – Present	University of California at Berkeley, B.S., Industrial Engineering and Computer Science, 1993
		Responsible for board oversight.	
		Head of Marketing at Anyscale, 2023 – Present	
		Responsible for all aspects of marketing.	
		Chief of Marketing at Neo4j, 2018 – 2022	
		Responsible for all aspects of marketing.	

Biographical Information

Edward J. Sullivan IV: Edward is the CEO, Founder and Manager of the Issuer. Edward is a serial entrepreneur and investor, and accomplished executive with over 20 years of experience building and managing technology driven companies. He has raised over $70M in private equity and created $700M in exits for investors and shareholders across 5 companies. Edward was the Founder and CEO of Aria Systems, an on-demand billing and customer management platform, and LaserLink.net, the world's first and largest Virtual Internet Service Provider. He has worked closely with many large companies as either a customer or partner including Apple, HP, IBM, Disney, Dreamworks, SONY, Cisco, CSC, VMWare and EMC.

James V. Mahoney: Jim is the Vice President of Finance for the Issuer. He is responsible for the finance, accounting and risk management aspects of the Issuer. Jim brings over 40 years of finance experience from a variety of industries including pharmaceutical, supply chain management, as well as financial services. Prior to joining the Issuer, Jim worked as a consultant to the Issuer since its founding. Jim's prior employment includes progressively senior roles at a variety of Philadelphia-based companies. Jim holds a Masters in Taxation from the Villanova University Charles Widger School of Law and a Bachelor's degree in accounting from St Joseph's University, Philadelphia.

Claude T. Tolbert, III: Claude is the Vice President of Business Development for the Issuer. He is a senior technology executive creating value by defining priorities, developing sound competitive strategy, and leading companies to profitable organic and inorganic growth. Over the past three decades, Claude's expertise in finance, operations, and execution of mission-critical, enterprise-level initiatives has led to value creation for public and private companies. His responsibilities have included business development, negotiating strategic distribution agreements, M&A transactions, and product development partnerships. Claude received his bachelor's degree from Harvard College and earned an MBA from the Stanford Graduate School of Business. In addition to his duties with the Issuer, Claude currently serves on the Board of Directors for Utility Telecom Group in Stockton, CA.

Susan Kamins: Susan is the Vice President of Customer Success for the Issuer. She is a change leadership professional with 25+ years of experience building customer and technology functions for startup business enterprises, evolving non-profits and newly launched governmental programs. Susan began her career as an environmental scientist and became interested in business leadership in sustainability while working to help companies meet regulatory requirements. She soon realized that a lack of timely, accessible information is a pervasive problem. This brought Susan to the Issuer, where her customer success team helps organizations of all sizes, sectors, and industries collaboratively exchange information to build trust in business relationships.

Madeline Sullivan: Madeline is the Digital Media Manager for the Issuer. She is a Digital Marketing Professional with a specialty in b2b. Madeline has a background in social media management, PR, Strategy, Content & messaging, and marketing execution. She previously had a career in clinical research management where she was astounded by the outdated technology standard in the medical field. Coming from a field with a high regulatory burden, she immediately saw the value in the Issuer's platform.

Paul Thompson III: Paul is a Manager of the Issuer. He has many years of experience in engineering and Finance in various roles. Paul is currently a director for two companies, Lee Development Group and Logan Coal & Timber Association. He hold a B.S. in Engineering from the University of Pennsylvania.

David Locala: David is a Manager of the Issuer. He has more than 30 years of investment banking experience, with an emphasis on working with companies in the technology sector. David served as Managing Director and Global Head of Technology M&A at Citigroup Global Markets Inc., a global investment bank, from 2015 to 2022. His responsibilities included advising technology companies on corporate mergers and acquisitions, as well as capital-raising and other investment banking transactions. Previously, David held senior positions at Deutsche Bank, Lazard, Montgomery Securities and Morgan Stanley. He holds a B.S. from the University of Virginia.

Lance Walter: Lance is a Manager of the Issuer. He has many years of experience in engineering and marketing. Additionally, Lance has been a consultant and advisor to a number of successful start up companies. He currently is the Head of Marketing at Anyscale. Lance has a B.S. in Industrial Engineering and Computer Science from the University of California, Berkeley.

Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Pennsylvania law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Issuer has 5 employees. The Issuer also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

As of the date of this Form C-AR, the Issuer has issued and outstanding (i) 100,000,000 Common Units (the "**Common Units**"), and (ii) 61,836,847 Class A Preferred Units (the "**Class A Preferred Units**"). Additionally, the Issuer is in the process of establishing an Equity Incentive Plan and has reserved for issuance thereunder 16,979,604 options to purchase Common Units, of which 13,869,045 options to purchase Common Units have been promised by the Issuer to certain advisors and members and 3,110,559 remain available for issuance once the Equity Incentive Plan is established.

Outstanding Capital Interests

As of the date of this Form C-AR, the Issuer's outstanding capital interests consists of:

Type	Common Units
Amount Outstanding	100,000,000
Voting Rights	1 vote per unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Common Units which may dilute the Security.

Type	Class A Preferred Units
Amount Outstanding	61,836,847
Voting Rights	1 vote per unit
Anti-Dilution Rights	Yes
Other Rights	(a) The Board of Managers may declare a preferred return of 4% of the average daily balance of the unreturned capital contributions of the Class A Preferred Unit holders; (b) Liquidation Preference equal to the holders unsatisfied preferred return and unreturned capital contributions; and (c) Right to convert into Common Units at any time at the discretion of each unitholder at a conversion price per unit of $0.0765; (d) Automatic conversion for all unitholders, upon either (i) a qualified initial public offering with a share price of $0.153 per share resulting in gross proceeds of at least $20,000,000 or (ii) at the election of a majority of the Class A Preferred Unit holders; (e) Right to elect one manager to the Board of Managers; (f) So long as Jon Broderick, member of the Issuer, holds 3,269,083 Class A Preferred Units, he shall have the right to designate the manager representing the Class A Preferred Units; (g) Secondary right of first refusal; (h) Major investor rights, including preemptive rights and right to receive financial statements; and (i) Protective provisions.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Class A Preferred Units which may dilute the Security.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Issuer has the following additional securities outstanding:

Type	Option to Purchase Common Units
Shares Issuable Upon Exercise	13,869,045
Voting Rights	The holders of Options to purchase Common Units are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase Common Units at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options to purchase Common Units which may dilute the Security.

 *The above Options have not yet been issued to advisors and shareholders of the Issuer but have been promised upon the establishment of an Issuer Equity Incentive Plan. These Options remain subject to the executive of definitive documentation of award agreements and may be subject to vesting and other terms.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$590,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $10,000,000; Discount of 10% (except for one SAFE in the amount of $200,000 which has a Discount of 15%)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs which may dilute the Security.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$100,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $15,000,000; Discount of 10%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs which may dilute the Security.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$195,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $20,000,000; Discount between 10% and 20% ($75,000 in SAFEs at 20%, $90,000 in SAFEs at 15% and $30,000 in SAFEs at 10%)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs which may dilute the Security.

Type of security	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$500,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	5% Discount
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$53,907*
Voting Rights	The holders of Crowd SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $20,000,000; Discount of 15%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Crowd SAFEs which may dilute the Security.

*Estimated figures subject to final accounting. Includes an estimated $1,057 in Crowd SAFEs to be issued to an intermediary.

Type of security	Convertible Notes*
Principal Amount Outstanding	$20,000
Voting Rights	None
Anti-Dilution Rights	Yes
Material Terms	(a) Convertible into 4% of the fully diluted Common Stock of the Issuer; and (b) Issuance of detachable warrants exercisable at a $5,000,000 pre-money valuation cap to acquire up to an additional 4% of the fully diluted Common Stock of the Issuer.
Interest Rate	8%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Convertible Notes which may dilute the Security.

*The Issuer is in the process of raising $200,000 under this Convertible Note and the offering is ongoing.

Outstanding Debt

As of the date of this Form C-AR, the Issuer has the following outstanding debt:

Type	Loan Advance from Issuer CEO and Founder
Amount Outstanding	$192,441
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	Due on Demand

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Restricted Common Units issued to CEO	N/A	80,000,000	N/A	November 24, 2021	Section 4(a)(2)
Class A Preferred Units	$1,850,000	61,836,847*	Research & Development and General Working Capital	May 12, 2021; January 1, 2022*; February 25, 2022; March 14, 2022; March 21, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$745,000**	8	Research & Development and General Working Capital	February 24, 2021; May 6, 2021; September 29, 2022; December 27, 2022; May 30, 2023; June 30, 2023; August 15, 2023; October 19, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$100,000	1	Research & Development and General Working Capital	February 28, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$195,000	12	Research & Development and General Working Capital	November 28, 2022; March 10, 2023; May 5, 2023; June 30, 2023; October 4, 2023; October 11, 2023; January 5, 2024; January 16, 2024; February 7, 2024; March17, 2024	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)	$53,907***	30	Research & Development and General Working Capital	April 26, 2024	Reg. CF

Convertible Notes	$20,000****	1	Research & Development and General Working Capital	April 12, 2024	Section 4(a)(2)

*Of this amount, 42,204,181 Class A Preferred Units were issued as a result of the conversion on January 1, 2022 of $2,048,500 in previously issued SAFEs.

**$155,000 of SAFEs were subsequently converted into 3,193,384 Class A Preferred Units on January 1, 2022. See * above.

****Estimated figures subject to final accounting. Includes an estimated $1,057 in Crowd SAFEs to be issued to an intermediary.

****The Issuer is in the process of raising $200,000 under this Convertible Note and the offering is ongoing.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Edward J. Sullivan IV	100,000,000 Common Units	61.79%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of April 30, 2024, the Issuer had an aggregate of approximately $10,624 in cash and cash equivalents, and when combined with an expected capital raise of $253,000 by the end of May 2024, will leave the Issuer with approximately 4 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In April 2024, the Issuer completed an offering pursuant to Regulation CF and raised an estimated $52,850 (subject to a final accounting).

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

The Issuer has ascribed no valuation to the Issuer; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Issuer has conducted the following transactions with related persons:

(a) Edward J. Sullivan IV, the CEO, Founder and Manager of the Issuer has loaned the Issuer amounts resulting in a notes payable balance of $192,441 as of the date of this Form C-AR. The loan is not documented, does not accrue interest and is due on demand.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
July 1, 2024

G2Link, LLC



Trust Exchange

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$2,458.80**
Accounts Receivable	**$10,700.00**
Other Current Assets	**$11,182.73**
Total Current Assets	**$24,341.53**
Other Assets	**$0.00**
TOTAL ASSETS	**$24,341.53**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	**$72,636.52**
Credit Cards	**$0.00**
Other Current Liabilities	**$145,319.84**
Total Current Liabilities	**$217,956.36**
Long-Term Liabilities	
Notes Payable	0.00
Shareholder Notes Payable	192,440.54
Total Long-Term Liabilities	**$192,440.54**
Total Liabilities	**$410,396.90**
Equity	**$ -386,055.37**
TOTAL LIABILITIES AND EQUITY	**$24,341.53**

Trust Exchange

Profit and Loss

January - December 2023

	TOTAL
Income	**$46,579.18**
Cost of Goods Sold	**$127,477.87**
GROSS PROFIT	**$ -80,898.69**
Expenses	
1Developement	-65,933.40
2Sales Expense	104,102.51
3Marketing Expense	80,289.70
4General & Administrative Expenses	429,308.23
Total Expenses	**$547,767.04**
NET OPERATING INCOME	**$ -628,665.73**
Other Expenses	**$ -70.52**
NET OTHER INCOME	**$70.52**
NET INCOME	**$ -628,595.21**

Trust Exchange

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-628,595.21
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-8,700.00
Accrued Implimentation Costs	442.47
Prepaid Expenses:Prepaid Insurance	934.10
Prepaid Expenses:Prepaid Partner Commission	0.00
NET Start up Costs:Accumulated Amortization of Start up CostsOther Assets	0.00
Accounts Payable (A/P)	-105,176.11
Accrued Partner Commissions	-550.00
Accrued Workers Comp Ins	218.49
Deferred Payroll	25,638.76
Deferred Revenue:Deferred Implimentation Fees	7,055.47
Deferred Revenue:Prepaid Fee	4,000.00
Payroll Clearing:401k Clearing	-1,885.00
Payroll Clearing:EE Garnishment Clearing	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-78,021.82**
Net cash provided by operating activities	**$ -706,617.03**
FINANCING ACTIVITIES	
Shareholder Notes Payable	8,966.38
Common SAFE Holders	695,000.00
Net cash provided by financing activities	**$703,966.38**
NET CASH INCREASE FOR PERIOD	**$ -2,650.65**
Cash at beginning of period	5,109.45
CASH AT END OF PERIOD	**$2,458.80**